Exhibit 1.01

Champion Homes, Inc.’s

Conflict Minerals Report

For Reporting Period January 1, 2024 to December 31, 2024

Introduction

Champion Homes, Inc. (“Champion Homes” or “the Company”), an Indiana Corporation, and its subsidiaries design and produce factory-built housing, park model homes, and commercial structures. Many of the Company’s products are constructed in accordance with the regulations and requirements of the U.S. Department of Housing and Urban Development (“HUD”) and the National Manufactured Home Construction and Safety Standards Act of 1974, as amended, and the rules enacted thereunder ("HUD Code"). The components and products used in factory-built housing are generally of the same quality as those used by other home builders, including conventional site-builders. The primary components include lumber, plywood, OSB, drywall, steel, floor coverings, insulation, exterior siding (vinyl, composites, wood and metal), doors, windows, shingles, kitchen appliances, furnaces, plumbing and electrical fixtures and hardware. These components are presently available from a variety of sources and the Company is not dependent upon any single supplier.

Champion Homes submits this Specialized Disclosure Form pursuant to Rule 13p-1 of the Securities Exchange Act of 19341 (the “SEC Final Rule”). A copy of the Company’s report is publicly available at https://ir.championhomes.com/financials-and-filings/sec-filings/default.aspx.

Conflict Minerals Compliance Program (“CMCP”) Description

To comply with the SEC Final Rule, Champion Homes followed a three-step compliance process: (1) determine the applicability of the rule to the Company’s products; (2) conduct a “reasonable country of origin inquiry” (“RCOI”) to determine whether or not there is reason to believe that tin, tungsten, tantalum or gold (“3TG”), also referred to as “conflict minerals”, from the Democratic Republic of Congo or adjoining countries are present in the Company’s products; and if so, (3) conduct due diligence to determine the source and origin of those conflict minerals based on the smelter or refiner (“SOR”) facilities in which they were processed.

SEC Final Rule Applicability Determination

The first step in SEC Final Rule compliance is examining rule applicability to a given organization’s activities. According to the Final Rule, there are four decision criteria: (1) whether the organization files reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act; (2) whether the organization

1 Securities and Exchange Commission, 17 CFR Parts 240 and 249b, http://www.sec.gov/rules/final/2012/34-67716.pdf.

manufactures or contracts to manufacture products; (3) whether conflict minerals are “necessary to the functionality” or “necessary to the production” of such products and (4) whether the necessary conflict minerals were outside the supply chain prior to January 31, 2013.

To aid Champion Homes in its CMCP, the Company contracted with third-party service provider Source Intelligence (“SI”) to assist with the implementation of its CMCP and supplier scoping process for inclusion in the RCOI. Champion Homes provided to SI a list of Tier 1 suppliers determined to be in-scope for regulatory purposes based on the Company’s influence over the manufacturing process (i.e., meeting the “manufacture” or “contract to manufacture” definitions in Rule 13p-1) and potential use of 3TG. All Tier 1 suppliers were included in the RCOI performed by SI. Prior to being asked to provide conflict minerals data, suppliers were asked a series of questions to determine whether the products they supply to Champion Homes contain 3TG which is necessary to the functionality or production, whether Champion Homes influences the design of such products, and whether the products were supplied to Champion homes during the 2024 reporting year. This information was used to determine which suppliers were in scope for regulatory purposes and thus asked to provide additional conflict minerals information.

Reasonable Country of Origin Inquiry (“RCOI”)

To complete the RCOI required by the SEC Final Rule, SI engaged the Company’s suppliers to collect information about the presence and sourcing of 3TG used in the products and components supplied to Champion Homes. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Only CMRTs version 6.4 was accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete on the platform, Champion Homes or SI uploaded the CMRT on their behalf.

Supplier Engagement

Champion Homes provided SI with at least one method of contact for each Tier 1 supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Email was the preferred method of communication. The RCOI began with an introduction email from Champion Homes to suppliers describing the CMCP requirements and identifying SI as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the online data collection platform.

Following the initial introductions to the program and information request, up to 6 reminder emails were sent to each non-responsive supplier requesting survey completion. Suppliers were given a final deadline of May 1, 2025, to provide information about the metal processors present in their supply chains for the 2024 reporting year.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI via the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version.

Champion Homes chose to give their suppliers the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified.

Suppliers were requested to provide an electronic signature before submitting their data to Champion Homes to verify that all answers submitted were accurate to the best of the supplier’s knowledge, but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and gaps. If any of the following “quality control” flags were raised, suppliers were automatically contacted by the SI platform on a bi-weekly basis up to three times:

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One or more SORs were listed for an unused metal;
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SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor2;
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Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
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Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;
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Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;
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Supplier indicated they have not provided all applicable SOR information received; and
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Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

2 SI maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

RCOI Results

A total of 479 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The response rate among these suppliers was 57%. Of these responding suppliers, 3% indicated one or more of the 3TG as necessary to the functionality or production of the products they supply to Champion Homes. Based on SI’s SOR database, there was an indication of DRC sourcing for 4 out of 370 verified smelters/refiners3.

SI Due Diligence Process

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. SI relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Responsible Minerals Assurance Process (“RMAP”), the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. SI has become an official vendor member of the Responsible Minerals Initiative “(RMI”) to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This provides SI access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

If the SOR is not certified by these internationally-recognized schemes, SI attempts to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by SI to SORs to gather information on mine country of origin and sourcing practices.

Due Diligence Summary

3 The information in the SOR database begins with supplier-provided information (CMRT data); SI then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided via CMRTs. The SI Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified.

Pursuant to the information provided by our suppliers for reporting year 2024 and SI’s research, there were 38 certified conflict-free SORs with indications of sourcing from a RMI Level 2 country and 44 certified conflict-free SORs with indications of sourcing from a RMI Level 3 country.